CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$2,116,000	$64.96

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $476,286.69 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $64.96 offset against the registration fee due for this offering and of which $476,221.73 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing Supplement no. 389 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 34-V dated February 7, 2007	Registration Statement No. 333-130051 Dated April 2, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $2,116,000 Reverse Exchangeable Notes due October 5, 2007 Linked to the Common Stock of Altria Group, Inc.

General

  The notes are designed for investors who seek an interest rate that is higher than the current dividend yield on the Reference Stock or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in the appreciation of the Reference Stock, be willing to accept the risks of owning the common stock of the Reference Stock issuer, and be willing to lose some or all of their principal at maturity.
  Investing in the notes is not equivalent to investing in the Reference Stock.
  The notes will pay interest monthly at the fixed semi-annual rate specified below. However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price of the Reference Stock and whether the closing price of the Reference Stock has declined from the Initial Share Price by more than the Protection Amount during the Monitoring Period, as described below.
  Payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the Reference Stock (or, at our election, the Cash Value thereof), in each case, together with any accrued and unpaid interest, as described below.
  Minimum denominations of $1,000 and integral multiples thereof.

Key Terms

Payment at Maturity:

The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the Reference Stock. You will receive $1,000 for each $1,000 principal amount note, plus any interest accrued and unpaid to the final Interest Payment Date, unless:

(1) the Final Share Price is less than the Initial Share Price; and
(2) on any day during the Monitoring Period, the closing price of the Reference Stock has declined, as compared to the Initial Share Price, by more than the Protection Amount.
If the conditions described in both (1) and (2) are satisfied, at maturity you will receive, in addition to any accrued and unpaid interest, instead of the principal amount of your notes, the number of shares of the Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Value thereof). Fractional shares will be paid in cash. The market value of the Physical Delivery Amount or the Cash Value thereof will most likely be substantially less than the principal amount of your notes, and may be zero.
Maturity Date:	October 5, 2007*
Pricing Date:	April 2, 2007
Settlement Date:	On or about April 5, 2007
Observation Date:	October 2, 2007*
Interest Payment Date:

Interest on the notes will be payable monthly in arrears on the 5th calendar day of each month(each such date, an “Interest Payment Date”), commencing on May 5, 2007, to and including the Interest Payment Date corresponding to the Maturity Date. See “Selected Purchase Considerations — Monthly Interest Payments” in this pricing supplement for more information.

Monitoring Period:	The period from the Pricing Date to and including the Observation Date.
Physical Delivery Amount:	14.6585 shares of the Reference Stock per $1,000 principal amount note, which is the number of shares of the Reference Stock equal to $1,000 divided by the Initial Share Price, subject to adjustments.
Cash Value:

For the Reference Stock, the amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price of such Reference Stock and (2) the Final Share Price of such Reference Stock, subject to adjustments.

Initial Share Price:

The closing price of the Reference Stock on the Pricing Date. The Initial Share Price is subject to adjustments in certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of the Notes — Anti-dilution Adjustments” in the accompanying product supplement no. 34-V for further information about these adjustments.

Final Share Price:	The closing price of the applicable Reference Stock on the Observation Date.
									Tax Allocation of Coupon per $1,000 Principal Amount Note†
Reference Stock	Page Number	Ticker Symbol	Principal Amount	Interest Rate	Protection Amount	Initial Share Price	CUSIP	Coupon	Interest on Deposit	Put Premium
Altria Group, Inc.	PS-3	MO	$1,000	4.00% (equivalent to 8.00% per annum)	10% of the Initial Share Price	$68.22	48123JTM1	$40.00	$26.30	$13.70
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 34-V.

†	Based on one reasonable treatment of the notes, as described herein under “Selected Purchase Considerations — Tax Treatment as a Unit Comprising a Put Option and a Deposit” and in the accompanying product supplement no. 34-V under “Certain U.S. Federal Income Tax Consequences” on page PS-24.

Investing in the Reverse Exchangeable Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 34-V and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$29.50	$970.50

Total	$2,116,000	$62,422	$2,053,578

(1)

J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive commissions of approximately $29.50 per $1,000 principal amount note and will use a portion of such commissions to pay selling concessions to other dealers of approximately $22.24 per $1,000 principal amount note. See “Underwriting” beginning on page PS-29 of the accompanying product supplement no. 34-V.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

April 2, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 34-V dated February 7, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the amended and restated term sheet related hereto dated March 16, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including, the term sheet related hereto dated March 12, 2007, preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 34-V, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 34-V dated February 7, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000412/e26253_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING — The notes will pay interest at the Interest Rate as indicated on the cover of this pricing supplement. We believe that the interest rate is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.
  MONTHLY INTEREST PAYMENTS — The notes offer monthly interest payments at the Interest Rate set forth on the cover of this pricing supplement. Interest will be payable monthly in arrears on the 5th calendar day of each month (each such date, an “Interest Payment Date”), commencing on May 5, 2007, to and including the Interest Payment Date corresponding to the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the Interest Payment Date. If an Interest Payment Date is not a Business Day, payment shall be made on the next Business Day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly interest payment due in May 2007 shall be payable on May 7, 2007.
  THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL — Your return of principal at maturity is protected if the Final Share Price does not decline from the Initial Share Price or the closing price of the Reference Stock does not decline, as compared to the Initial Share Price, by more than the Protection Amount on any day during the Monitoring Period. However, if the Final Share Price declines from the Initial Share Price and the closing price of the Reference Stock on any day during the Monitoring Period has declined by more than the Protection Amount, you could lose the entire principal amount of your notes.
  TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT — You should review carefully the section “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 34-V. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as a unit comprising a Put Option and a Deposit for U.S. federal income tax purposes. Of the coupon for each $1,000 principal amount note, we intend to treat the amounts specified on the cover of this pricing supplement as interest on the Deposit and as Put Premium, respectively. By purchasing the notes, you agree to treat the notes for U.S. federal income tax purposes consistently with our treatment as described above. There are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.
  ALTRIA GROUP, INC. HAS COMPLETED THE SPIN OFF ITS INTEREST IN KRAFT —Altria Group, Inc. (“Altria”) has announced the completion of the spin off of all of its remaining interest (89.0%) in its subsidiary, Kraft Foods Inc. (“Kraft”),on a pro rata basis to its stockholders. The distribution of the shares of Kraft was made on March 30, 2007 to Altria stockholders of record as of the close of business on March 16, 2007. The record date and effective date of the spin-off are prior to the Pricing Date.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the Reference Stocks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 34-V dated February 7, 2007.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Share Price and whether the closing price of the Reference Stock has declined from the Initial Share Price by more than the Protection Amount on any day during the Monitoring Period. Under certain circumstances, you will receive at maturity a predetermined number of shares of the Reference Stock (or, at our election, the Cash Value thereof). The market value of those shares of the Reference Stock or the Cash Value thereof will most likely be less than the principal amount of each note and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.
  YOUR PROTECTION MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES — If, on any day during the Monitoring Period, the closing price of the Reference Stock declines below the Initial Share Price minus the Protection Amount ($6.82 initially), you will at maturity be fully exposed to any depreciation in the Reference Stock. We refer to this feature as a contingent buffer. Under these circumstances, and if the Final Share Price is less than the Initial Share Price, you will receive at maturity a predetermined number of shares of the Reference Stock (or, at our election, the Cash Value thereof) and, consequently, you will lose 1% of the principal amount of

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the Common Stock of a Single Reference Stock Issuer	PS-1
  your investment for every 1% decline in the Final Share Price compared to the Initial Share Price. You will be subject to this potential loss of principal even if the price of the Reference Stock subsequently recovers such that the Final Share Price closes at a level above the Initial Share Price minus the Protection Amount ($6.82 initially). If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
  YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE REFERENCE STOCK — Unless (i) the Final Share Price is less than the Initial Share Price and (ii) on any day during the Monitoring Period, the closing price of the Reference Stock has declined, as compared to the Initial Share Price, by more than the Protection Amount ($6.82 initially), for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the Reference Stock, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.
  NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the Reference Stock issuer will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.
  NO AFFILIATION WITH THE REFERENCE STOCK ISSUER — We are not affiliated with the issuer of the Reference Stock. We assume no responsibility for the adequacy of the information about the Reference Stock issuer contained in this pricing supplement or in product supplement no. 34-V. You should make your own investigation into the Reference Stock and its issuer. We are not responsible for the Reference Stock issuer’s public disclosure of information, whether contained in SEC filings or otherwise.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to maturity could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock issuer, including extending loans to, or making equity investments in, the Reference Stock issuer or providing advisory services to the Reference Stock issuer. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Stock issuer and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.
  HEDGING AND TRADING IN THE REFERENCE STOCK — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to such Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to Reference Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.
  MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES — In addition to the value of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 34-V.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the Common Stock of a Single Reference Stock Issuer	PS-2

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on the Reference Stock issuer is derived from publicly available sources and is provided for informational purposes only. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Reference Stock issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete. See “The Reference Stock” beginning on page PS-13 of the accompanying product supplement no. 34-V for more information.

Altria Group, Inc. (“Altria”)

According to its publicly available filings with the SEC, Altria is a holding company, whose wholly-owned subsidiaries, Philip Morris USA Inc. and Philip Morris International Inc., are engaged in the manufacture and sale of cigarettes and other tobacco products. Altria’s majority owned subsidiary Kraft Foods Inc. (“Kraft”) is engaged in the manufacture and sale of packaged foods and beverages. Philip Morris Capital Corporation, another wholly owned subsidiary, maintains a portfolio of leveraged and direct finance leases. Altria has announced the completion of the spin off of all of its remaining interest (89.0%) in its subsidiary, Kraft, on a pro rata basis to its stockholders. The distribution of the shares of Kraft was made on March 30, 2007 to Altria stockholders of record as of the close of business on March 16, 2007. The common stock of Altria, par value $0.33 1/3 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Altria in the accompanying product supplement no. 34-V. Altria’s SEC file number is 001-08940.

Historical Information of the Common Stock of Altria

The following graph sets forth the historical performance of the common stock of Altria based on the weekly closing price (in U.S. dollars) of the common stock of Altria from January 4, 2002 through March 30, 2007. The closing price of the common stock of Altria on April 2, 2007 was $68.22. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of the common stock of Altria has experienced significant fluctuations. The historical performance of the common stock of Altria should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Altria during the term of the notes. We cannot give you assurance that the performance of the common stock of Altria will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Altria will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Altria.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the Common Stock of a Single Reference Stock Issuer	PS-3

Examples of Hypothetical Payment at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of Altria

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes linked to the common stock of Altria, based on a range of hypothetical Final Share Prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the column titled “Hypothetical lowest closing price during the Monitoring Period.” For this table of hypothetical payments at maturity, we have also assumed the following:

•	the Initial Share Price:	$68.00	•	the Protection Amount:	$6.80
•	Interest:4.00% (equivalent to 8.00% per annum)

Hypothetical lowest closing price during the Monitoring Period	Hypothetical Final Share Price	Payment at Maturity	Total Value of Payment Received at Maturity*

$68.00	$85.00	$1,000.00	$1,000.00

$34.00	$69.00	$1,000.00	$1,000.00

$68.00	$68.00	$1,000.00	$1,000.00

$61.20	$61.20	$1,000.00	$1,000.00

$34.00	$67.00	14 shares of the Reference Stock or the Cash Value thereof	$985.29

$34.00	$34.00	14 shares of the Reference Stock or the Cash Value thereof	$500.00

$15.00	$15.00	14 shares of the Reference Stock or the Cash Value thereof	$220.59

$0.00	$0.00	14 shares of the Reference Stock or the Cash Value thereof	$0.00

*	Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $34.00 but the Final Share Price is $69.00. Because the Final Share Price of $69.00 is greater than the Initial Share Price of $68.00, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $34.00 and the Final Share Price is $67.00. Because the Final Share Price of $67.00 is less than the Initial Share Price of $68.00 and the closing price of the Reference Stock declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount of shares of the Reference Stock, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $67.00, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $985.29.

Example 3: The closing price of the Reference Stock between the Pricing Date and before the Observation Date does not reflect a decline of more than the Protection Amount. However, the closing price of the Reference Stock on the Observation Date is $34.00, a decline of more than the Protection Amount. Because the Final Share Price of $34.00 is less than the Initial Share Price of $68.00 and the Final Share Price has declined by more than the Protection Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $34.00, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.

Example 4: The Final Share Price of $61.20 is less than the Initial Share Price of $68.00 but does not decline by more than the Protection Amount and the closing price of the Reference Stock does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock has not declined by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $61.20 is less than the Initial Share Price of $68.00.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of approximately $40.00 over the term of the notes. The actual number of shares of the Reference Stock, or the Cash Value thereof, you receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the pricing date, the Initial Share Price was $68.22 and the Protection Amount was $6.82, subject to adjustments.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the Common Stock of a Single Reference Stock Issuer	PS-4